Exhibit (12)
McGraw Hill Financial, Inc.
Computation of Ratio of Earnings to Fixed Charges
(in millions)

	Nine months ended September 30,		Years ended December 31,
	2015		2014		2013		2012		2011		2010
Earnings:
Income from continuing operations before taxes on income	$1,431	[1]	$54	[2]	$1,299	[3]	$1,089	[4]	$975	[5]	$921	[6]
Fixed charges [7]	106		118		124		128		131		133
Total earnings	$1,537		$172		$1,423		$1,217		$1,106		$1,054
Fixed charges: [7]
Interest expense	$61		$58		$62		$81		$86		$89
Portion of rental payments deemed to be interest	44		59		61		46		44		43
Amortization of debt issuance costs and discount	1		1		1		1		1		1
Total fixed charges	$106		$118		$124		$128		$131		$133
Ratio of earnings to fixed charges:	14.5	x	1.5	x	11.5	x	9.5	x	8.4	x	7.9	x

[1]
Includes the impact of the following items: $40 million in accruals for potential settlements net of insurance recoveries, $32 million for acquisition related costs associated with the SNL Financial LC ("SNL") transaction, and restructuring charges of $22 million, partially offset by a gain of $11 million related to the sale of a legacy McGraw Hill Construction investment.

[2]
Includes the impact of the following items: $1.6 billion of charges for certain regulatory matters, restructuring charges of $86 million, and $4 million of professional fees largely related to corporate development activities.

[3]
Includes the impact of the following items: pre-tax legal settlements of approximately $77 million, $64 million charge for costs necessary to enable the separation of McGraw-Hill Education business ("MHE") and reduce our cost structure, a $36 million non-cash impairment charge related to the sale of a data center, $28 million of restructuring charges, $13 million related to terminating various leases as we reduce our real estate portfolio, and a $24 million net gain from our dispositions.

[4]
Includes the impact of the following items: $135 million charge for costs necessary to enable the separation of MHE and reduce our cost structure, a $65 million restructuring charge, transaction costs of $15 million for our S&P Dow Jones Indices LLC joint venture, an $8 million charge related to a reduction in our lease commitments, partially offset by a vacation accrual reversal of $52 million.

[5]	Includes the impact of the following items: a $31 million restructuring charge and a $10 million charge for costs necessary to enable the separation of MHE and reduce our cost structure.

[6]
Includes the impact of the following items: a $16 million charge for subleasing excess space in our New York facilities, a $4 million restructuring charge and a $7 million gain on the sale of certain equity interests at S&P Ratings.

[7]
"Fixed charges" consist of (1) interest on debt and interest related to the sale leaseback of Rock-McGraw, Inc. (2) the portion of our rental expense deemed representative of the interest factor in rental expense, and (3) amortization of debt issue costs and discount to any indebtedness.